Exhibit 21

*    LIST OF SUBSIDIARIES OF LE@P TECHNOLOGY, INC.
A DELAWARE CORPORATION
As of March 3, 2014

Subsidiary	State of Incorporation
Primary Care Medical Centers of America, Inc.	Delaware
Sealcraft Operators, Inc.	Texas
Caribe Company	Delaware
Seal Properties, Inc.	Texas
Corpus Company	Delaware
South Corporation	Delaware
Seal Offshore, Inc.	Delaware
First Seal, Inc.	Texas
Seal (GP), Inc.	Delaware
Parkson Property LLC	Florida